Exhibit 13.1 Selected Portions of Annual Report to Stockholders

The following consists of the portion of the Company's Annual Report to Stockholders for the fiscal year ended February 2, 2002 containing the consolidated financial statements of the Company and notes thereto and independent auditors' report set forth in pages 3-22 of the Annual Report to Stockholders. Such information is incorporated by reference in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002 and is filed as an exhibit thereto in accordance with General Instruction G to Form 10-K.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Harold's Stores, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgment where necessary. Management believes that all representations made to our external auditors during their examination of the financial statements were valid and appropriate.

To meet its responsibility, management has established and maintains a comprehensive system of internal control that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, that assets are safeguarded, and that transactions are properly executed and reported. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control is subject to close scrutiny by management and is revised as considered necessary.

The Board of Directors of Harold's Stores, Inc. has engaged Arthur Andersen LLP, independent public accountants, to conduct an audit of the 2001 consolidated financial statements. Their report is included on the following page.

/s/ Clark J. Hinkley

Clark J. Hinkley

Chief Executive Officer

/s/ Jodi L. Taylor

Jodi L. Taylor

Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

Harold's Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. (an Oklahoma corporation) and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 31, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement required the Company to capitalize certain internal costs that were previously expensed.

Arthur Andersen LLP

Dallas, Texas

March 18, 2002

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	February 2, 2002	February 3, 2001
ASSETS:

Current assets:
Cash and cash equivalents	$ 562	608
Trade accounts receivable, less allowance for doubtful Accounts of $200 in 2001 and 2000	6,386	5,805
Note and other receivables	17	169
Merchandise inventories	21,551	32,279
Prepaid expenses	1,919	2,805
Income taxes receivable	4,237	980
Deferred income taxes	1,678	1,873

Total current assets	36,350	44,519

Property and equipment, at cost	32,248	34,115
Less accumulated depreciation and amortization	(16,400)	(15,111)

Net property and equipment	15,848	19,004

Deferred income taxes	1,528	2,330

Goodwill (net)	-	3,358

Total assets	$53,726	69,211

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	February 2, 2002	February 3, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
Accounts payable	$ 6,901	7,073
Redeemable gift certificates	1,071	1,128
Accrued payroll expenses and bonuses	1,049	1,011
Accrued rent expense	1,244	901
Current maturities of long-term debt	1,979	2,397

Total current liabilities	12,244	12,510

Long-term debt, net of current maturities	18,452	24,533

Commitments and contingent liabilities (Notes 10 and 12)

Preferred stock of $.01 par value Authorized 1,000,000 shares; issued and outstanding 312,783 in 2001 and none in 2000; entitled to $20.00 per share plus accrued but unpaid dividends in liquidation	6,113	-

Stockholders' equity:

Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,089,128 in 2001 and 6,084,097 in 2000	61	61
Additional paid-in capital	34,200	34,187
Retained deficit	(17,342)	(2,078)
	16,919	32,170
Less: Treasury stock of 205 shares in 2001 and 2000 recorded at cost	(2)	(2)

Total stockholders' equity	16,917	32,168

Total liabilities and stockholders' equity	$53,726	69,211

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Share Data)

	52 Weeks Ended	53 Weeks Ended	52 Weeks Ended
	February 2, 2002	February 3, 2001	January 29, 2000

Sales	$104,624	127,484	136,262

Costs and expenses:
Cost of goods sold (including occupancy, central buying expenses and product development interest, exclusive of items shown separately below)	82,034	93,776	95,137

Selling, general and administrative expenses	31,639	35,691	39,663

Depreciation and amortization	4,241	4,457	4,451

Write-off of goodwill	3,015	-	-

Interest expense	1,402	1,754	1,114

	122,331	135,678	140,365

Loss before income taxes	(17,707)	(8,194)	(4,103)

Benefit for income taxes	(3,077)	(3,278)	(1,641)

Net loss	$(14,630)	(4,916)	(2,462)

NET LOSS APPLICABLE TO COMMON STOCK:

Net loss	$(14,630)	(4,916)	(2,462)

Less: Preferred stock dividends and accretion of preferred stock issuance costs	634	-	-

Net loss applicable to common stock	$(15,264)	(4,916)	(2,462)

Net loss per common share:
Basic	$ (2.51)	$ (0.81)	$ (0.41)
Diluted	$ (2.51)	$ (0.81)	$ (0.41)

Weighted average number of common shares	6,087,143	6,080,481	6,074,886

Weighted average number of common shares assuming dilution	6,087,143	6,080,481	6,074,886

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Dollars in Thousands)

	52 Weeks Ended	53 Weeks Ended	52 Weeks Ended
	February 2, 2002	February 3, 2001	January 29, 2000
Common stock:

Balance (net of treasury shares), beginning of year	$ 59	60	60

Stock bonuses, issued no shares in 2001 or 2000, and 1,314 shares in 1999	-	-	-

Shares issued to members of the board of directors, 5,031 shares in 2001, 9,030 shares in 2000, and none in 1999	-	-	-

Treasury shares repurchased, none in 2001, 115 in 2000, and none in 1999	-	(1)	-

Balance (net of treasury shares), end of year	$ 59	59	60

Additional paid-in capital:

Balance, beginning of year	$ 34,187	34,170	34,161

Stock bonuses	-	-	9

Shares issued to members of the board of directors	13	17	-

Treasury shares repurchased	-	-	-

Balance, end of year	$ 34,200	34,187	34,170

Retained (deficit) earnings:

Balance, beginning of year	$ (2,078)	2,838	5,300

Net loss	(14,630)	(4,916)	(2,462)

Preferred stock dividends	(634)	-	-

Balance, end of year	$(17,342)	(2,078)	2,838

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	52 Weeks Ended	53 Weeks Ended	52 Weeks Ended
	February 2, 2002	February 3, 2001	January 29, 2000
Cash flows from operating activities:
Net loss	$ (14,630)	(4,916)	(2,462)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	7,256	4,457	4,451
Deferred income tax provision (benefit)	997	(2,389)	(630)
(Gain) loss on sale of assets	27	(374)	(393)
Shares issued under employee incentive plans	-	-	9
Shares issued to members of the board of directors	13	17	-
Changes in assets and liabilities:
(Increase) decrease in trade and other receivables	(429)	1,518	(354)
Decrease (increase) in merchandise inventories	10,728	6,665	(7,871)
Decrease (increase) in prepaid expenses	886	(193)	335
(Increase) decrease in income taxes receivable	(3,257)	388	(1,368)
(Decrease) increase in accounts payable	(172)	(969)	1,869
Increase in accrued expenses	324	251	297
Decrease in income taxes payable	-	-	(480)
Net cash provided by (used in) operating activities	1,743	4,455	(6,597)

Cash flows from investing activities:
Acquisition of property and equipment	(1,118)	(2,107)	(5,644)
Proceeds from disposal of property and equipment	348	849	901
Payments received for note receivable	-	35	797
Net cash used in investing activities	(770)	(1,223)	(3,946)

Cash flows from financing activities:
Borrowings on long-term debt	150	3,000	1,593
Payments of long-term debt	(2,405)	(2,726)	(1,302)
Advances on revolving line of credit	134,287	64,427	52,034
Payments of revolving line of credit	(138,531)	(68,046)	(41,511)
Proceeds from the issuance of preferred stock	5,795	-	-
Preferred stock dividends	(315)	-	-
Net cash (used in) provided by financing activities	(1,019)	(3,345)	10,814

Net (decrease) increase in cash and cash equivalents	(46)	(113)	271
Cash and cash equivalents at beginning of year	608	721	450
Cash and cash equivalents at end of year	$ 562	608	721

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$ 53	178	853

Interest	$ 1,660	2,259	1,568

Non-cash investing and financing activities:
Debt issued to purchase stock of CMT	$ -	2,545	-
Capital lease obligation assumed in acquisition of CMT	$ -	37	-
Issuance of common stock to members of the board of directors	$ 13	17	-
Preferred stock dividends	$ 256	-	-

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies and men's specialty apparel stores. The Company offers its merchandise in 52 stores primarily across the South and Southwest. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all the issued and outstanding shares of CMT Enterprises, Inc. ("CMT"), a New York corporation. The Company issued a promissory note in the amount of $2.54 million and assumed long-term debt of CMT, payable to the Company, in the amount of $1.385 million. The excess of the purchase price over the fair value of the net assets acquired, approximately $3,576,000, was recorded as goodwill. The goodwill was originally being amortized over a 15-year period, but this estimated life was changed to seven years during 2001. During the third quarter of 2001, management's analysis indicated the remaining goodwill balance should be written off.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

Definition of Fiscal Year

The Company has a 52-53 week year which ends on the Saturday closest to January 31. Prior to the quarter ended November 3, 2001, the period from February 4, 2001 through February 2, 2002 was designated as fiscal 2002 because the year ended in calendar year 2002. Beginning with the quarter ended November 3, 2001, the Company decided to change this designation. The period from February 4, 2001 through February 2, 2002 is now designated as 2001 because the overwhelming majority of this period is contained within calendar year 2001. Any references made to prior or future periods were adjusted accordingly. This change was made in an effort to limit potential confusion of readers of the Company's financial statements and filings. This method of defining accounting years is consistent with several other retailers in the Company's industry.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when earned. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at February 2, 2002 was approximately 3.0 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,074,000, $1,111,000, and $1,052,000, in 2001, 2000, and 1999, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $3,220,000 and $6,759,000 in 2001 and 2000, respectively.

Capitalization of Interest

During 1999, the Company began capitalizing interest related to construction of new store locations. Interest attributed to funds used to finance construction projects is capitalized as an additional cost of the related assets. Capitalization of interest ceases when the related projects are substantially complete. The Company capitalized no interest for 2001 and approximately $11,000 and $56,000 for 2000 and 1999, respectively. These costs are included in leasehold improvements in the accompanying balance sheets. For 2001, 2000 and 1999, the Company also capitalized approximately $4,000, $13,000 and $34,000, respectively, of interest related to computer software costs. See discussion of computer software costs below.

Derivatives

The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations related to certain purchase commitments. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the vesting designation. The Company did not enter into any derivative contracts during 2001 or 2000.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Revenue Recognition

Sales from store locations represented 100% of the Company's total sales for 2001. These sales are recognized at the time of the customer's purchase. Catalog and website sales no longer represent any of the Company's sales as these selling methods were eliminated in the first quarter of 2001. Catalog and website sales were 2% and 4% of sales during 2000 and 1999, respectively. These sales were recognized at the time the order was shipped to the customer.

Preopening Expenses and Catalog Costs

In 2001, the Company ceased accepting sales through its catalog but has continued mailing a small publication to the database of its active customers. This mailer is used solely as an advertising vehicle as the customer is unable to order merchandise from it. Approximately $141,000 and $146,000, of these publication costs were included in prepaid expenses at February 2, 2002 and February 3, 2001, respectively. The Company incurred approximately $3,889,000, $6,269,000, and $7,942,000, in advertising expenses, of which approximately $1,292,000, $2,366,000, and $4,207,000, were related to these publications during 2001, 2000 and 1999, respectively.

Depreciation, Amortization and Maintenance and Repairs

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

Buildings 30 years

Leasehold improvements 5-10 years

Furniture and equipment 4-7 years

Software and related costs 3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.

Computer Software Costs

For 2001, 2000 and 1999, software related costs of approximately $94,000, $66,000 and $168,000, respectively were capitalized. These costs are amortized into earnings over the life of the related software.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Common Share

Basic earnings per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net loss applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	2001	2000	1999
	(Amounts in thousands, except per share data)

Net loss applicable to common shares, basic and diluted	$(15,264)	(4,916)	(2,462)

Weighted average number of common shares outstanding - basic	6,087	6,080	6,075
Dilutive effect of potential common shares issuable upon exercise of employee stock options	-	-	-
Weighted average number of common shares outstanding - diluted	6,087	6,080	6,075

Loss per share:
Basic	$(2.51)	(0.81)	(0.41)
Diluted	$(2.51)	(0.81)	(0.41)

Options to purchase 1,813,149 shares of common stock at prices ranging from $2.25 to $16.71 per share were outstanding during 2001, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares. The options expire through the year 2011.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. Adoption of SFAS No. 144 is required for financial statements for periods beginning after December 15, 2001. The Company will adopt this new standard effective February 3, 2002 and management believes the adoption of this new standard will not have a material impact on its consolidated financial position or results of operation.

Comprehensive Income

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company currently does not have any components of comprehensive income that are not included in net earnings. Therefore no separate statement is presented.

2. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Note receivable and substantially all of the debt are at variable interest rates, therefore, fair value approximates book value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at February 2, 2002 or at February 3, 2001.

3. Note Receivable

On November 6, 1996, the Company made a term loan to CMT in the principal amount of $2,750,000 to be used by CMT to refinance its existing revolving line of credit and for working capital purposes. The loan was governed by a loan agreement containing terms and conditions customary to financing of this type. Interest income is netted against selling, general and administrative expenses and was zero during 2001 and approximately $15,000 and $260,000 during 2000 and 1999, respectively.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all of the issued and outstanding shares of CMT. As part of the purchase accounting for this transaction, the note receivable from CMT was eliminated.

4. Property and Equipment

Property and equipment at February 2, 2002 and February 3, 2001 consisted of the following:

	2001	2000
	(in thousands)

Land	$ 631	631
Buildings	2,368	2,464
Leasehold improvements	13,534	13,917
Furniture and equipment	15,715	17,103
	$32,248	34,115

5. Long-term Debt

Long-term debt at February 2, 2002 and February 3, 2001 consisted of the following:

	2001	2000
	(in thousands)

Borrowings under line of credit with a maximum line of $30,000,000, bearing interest at a weighted-average variable rate (4.51% at February 2, 2002 and 8.5% at February 3, 2001) payable monthly, $30,000,000 principal due November, 2003. This line of credit is secured by substantially all the assets of the Company.	$15,531	19,776

Note payable to financial institution, bearing interest at a variable rate (4.00% at February 2, 2002 and 8.50% at February 3, 2001), due in quarterly installments of principal of $250,000, with final payment due January, 2004. Interest is paid monthly and the note is secured by substantially all the assets of the Company.	2,000	3,000

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $11,000, with final payment due June, 2011.	875	-

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $9,000, with final payment due June, 2011.	-	774

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.0%), due in monthly installments of principal and interest of approximately $18,000, with final payment due March, 2003.	240	412

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.1%), due in monthly installments of principal and interest of approximately $12,000, with final payment due November, 2004.	365	466

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate which converts to a variable rate in December 2002 (8.5% at February 2, 2002 and February 3, 2001), due in monthly installments of principal and interest of approximately $11,000, with final payment due December, 2005.	885	940

Note payable to the former owner of CMT Enterprises, Inc., unsecured, bearing interest at a fixed rate (5.6%), due in monthly installments of principal and interest of approximately $91,000, with final payment due July, 2002.	535	1,562

Total long-term debt	20,431	26,930

Less current maturities of long-term debt	1,979	2,397

Long-term debt, net of current maturities	$18,452	24,533

The borrowing base under the Company's primary line of credit is limited to $30 million and is secured by first priority liens upon substantially all of the Company's existing and future acquired assets including, but not limited to, accounts receivable, inventory, and property and equipment. Approximately $0.7 million was available at February 2, 2002. The line of credit contains various financial and nonfinancial covenants which limit the Company's ability to incur indebtedness, merge, consolidate, acquire or sell assets; requires the Company to maintain a minimum tangible net worth of $26 million; limits the Company's capital expenditures to $2,500,000 annually; and requires the Company to satisfy a fixed charge coverage ratio. The Company was in compliance with all covenants at February 2, 2002, except for the minimum tangible net worth and the fixed charge coverage ratio covenants. The Company, however, received waivers for both covenants effective February 2, 2002, to be in compliance with the debt agreement. See Note 14.

The annual maturities of the above long-term debt as of February 2, 2002 are as follows (in thousands):

Year
2002	$ 1,979
2003	16,832
2004	263
2005	777
2006	90
2007 and subsequent	490
Total	$20,431

6. Income Taxes

Income tax benefit for the years ended February 2, 2002, February 3, 2001, and January 29, 2000, consisted of the following:

	2001	2000	1999
	(in thousands)

Current	$(4,074)	(889)	(1,011)
Deferred	997	(2,389)	(630)

Total	$(3,077)	(3,278)	(1,641)

Income tax expense differs from the normal tax rate as follows:

	2001	2000	1999

Statutory tax rate	34.0%	34.0%	34.0%
Changes in income taxes caused by:
State income taxes	6.0	6.0	6.0
Non-deductible goodwill	(7.6)	-	-
Net operating loss valuation allowance and other	(15.0)	-	-
Effective tax rate	17.4%	40.0%	40.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 2, 2002 and February 3, 2001 are presented below:

	2001	2000
	(in thousands)

Deferred tax assets - current:
Allowance for doubtful accounts	80	80
Merchandise inventories	1,023	1,180
Accrued expenses	533	536
Deferred compensation	42	77
	1,678	1,873

Deferred tax assets - noncurrent:
Property and equipment	1,528	976
Net operating loss	3,024	1,354
	4,552	2,330
Less: Valuation allowance	(3,024)	-
	1,528	2,330

The net operating losses of the Company will expire in 2021. Management believes it is more likely than not that the Company will fully realize the net deferred tax assets.

7. Stock and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. See Note 12 to the Consolidated Financial Statements for additional information. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock are convertible into 15.6863 shares of common stock of the Company. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until February 28, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in April 1993 and amended in June 1995 and again in June 2000. The plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during 2001, 2000 or 1999 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests immediately with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Balance of options outstanding, 1998	621,523	$8.62	395,433	$8.90

Granted	183,499	5.98
Terminated	(83,624)	7.80

Balance of options outstanding, 1999	721,398	8.04	455,602	$8.61

Granted	319,926	2.70
Terminated	(71,550)	4.77

Balance of options outstanding, 2000	969,774	6.52	618,304	$7.63

Granted	1,209,000	2.33
Terminated	(69,736)	4.48

Balance of options outstanding, 2001	2,109,038	$4.19	932,602	$6.09

As of the year ended February 2, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.20 - $16.71, and 7.4 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of February 2, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price

$1.20-4.06	1,437,943	9.0	$2.38	351,243	$2.39
$4.06-7.66	450,293	4.6	$6.75	360,557	$6.85
$7.66-16.71	220,802	2.5	$10.71	220,802	$10.71

Additionally, as of February 2, 2002, restricted stock awards for up to $3,500 market value of common stock were outstanding under the plan. These awards may be exercised over the remaining one-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on February 2, 2002, the Company may award 1,296 shares or options under the plan.

The weighted average fair values of options granted under the non-qualified plan during 2001, 2000 and 1999 were $2.04, $1.62, and $3.13, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for 2001, 2000 and 1999: risk-free interest rate of 4.98% for 2001, 5.98% for 2000, and 5.69% for 1999; expected dividend yield of 0% for all periods; expected lives of approximately seven years for 2001, 2000 and 1999; and volatility of the price of the underlying common stock of 68.4% for 2001, 47.5% for 2000, and 41.0% for 1999.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's 2001, 2000 and 1999 pro forma net earnings and pro forma net earnings per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in 1995 through 2001. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

		2001	2000	1999

Net loss	As reported	($15,264)	(4,916)	(2,462)
(in thousands)	Pro Forma	($16,001)	(5,187)	(2,746)

Loss per share - basic	As reported	($2.51)	(0.81)	(0.41)
	Pro Forma	($2.63)	(0.85)	(0.45)

8. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to $11,000 of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the Company contributed approximately $238,000, $242,000, and $248,000, respectively, to the 401(k) plan.

The Company has reserved 280,145 shares of common stock for issuance by the Company to employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The reserved shares number has been adjusted to reflect the effects of stock dividends since inception of the Plan. The Company's management will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the Plan is the fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The Plan was implemented in January 1994. For the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the Company's matching contributions were approximately $27,000, $40,000, and $56,000. No new shares were issued in 2001 or 2000. Approximately 71,000, 81,000 and 41,000 shares were purchased on the open market in 2001, 2000 and 1999, respectively. On March 16, 2001, the Company filed a Form S-8 to increase the registered shares under the Plan by 250,000 shares for a total of 530,145 registered shares (including shares purchased or to be purchased in the open market).

9. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores along with certain related facilities, some of its office space and a distribution center facility from a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are stockholders of the Company. Rebecca Powell Casey is also an executive officer and a director of the Company. The store lease terms in 2001, 2000 and 1999, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the total of such rent for the stores and certain related facilities was approximately $231,000, $273,000, and $73,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. The office space lease expires September, 2010 with annual rent payments of $453,204 plus insurance and property taxes until August, 2001 at which time the annual rent became $478,382, plus insurance, utilities and property taxes until August, 2004 at which time the annual rent will be $503,560, plus insurance, utilities and property taxes until August, 2007 at which time annual rent will be $528,728, plus insurance, utilities and property taxes until expiration of the lease. This lease contains two renewal options of five years each. The term of the distribution center lease is sixteen years commencing July 1, 1996, with annual rental payments of $338,438 plus insurance, utilities and property taxes until July, 2001, at which time the annual rent increased annually on a fixed scale which has a maximum annual rent up to $419,951 during the final year of the lease.

On July 23, 2001, the Company entered into a real estate sale agreement with the related-party limited partnership mentioned above. Under this sale agreement, some land and a building owned by the Company were sold, at appraised value, to this limited partnership for a total sales price of $176,000. Total proceeds to the Company were approximately $174,000 after selling expenses and the total gain recognized by the Company was approximately $150,000. The limited partnership obtained its own financing for the purchase price. All surveys, inspections and appraisals related to this transaction were performed by independent professionals with no affiliation to the Company.

See Note 12 for information concerning the employment contracts with certain of the Company's executive officers.

10. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of February 2, 2002 were as follows (in thousands):

Year:
2002	$ 8,062
2003	8,042
2004	7,285
2005	7,087
2006	6,963
2007 and subsequent	21,163
Total	$58,602

Total rental expense for the years ended February 2, 2002, February 3, 2001, and January 29, 2000, was as follows (in thousands):

	2001	2000	1999

Base rent	$8,163	8,296	7,250
Additional rents computed As percentage of sales	427	635	1,365
Total	$8,590	8,931	8,615

11. Business Concentrations

More than 95% of the ladies' apparel sales were attributable to the Company's product development and private label programs during 2001, 2000 and 1999. The breakdown of total sales between ladies' and men's apparel was approximately 76% and 24% for 2001 and 78% and 22% for 2000 and 1999.

12. Commitments and Contingent Liabilities

The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 2, 2002, the Company had outstanding approximately $322,000 in letters of credit to secure orders of merchandise from various domestic and international vendors.

The Company entered into no forward exchange contracts during the year ended February 2, 2002. Normally, forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The contracts are usually of varying short-term duration and include a window delivery feature which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

Pursuant to an employment and consulting agreement, the Chairman Emeritus was paid $25,000 in 2001 and $75,000 in 2000 plus deferred annual compensation of $25,000 in each year. Effective February 28, 2001, the employment and consulting agreement was amended to reduce annual payments to $25,000 in each year.

Pursuant to employment agreements each dated February 1, 1998 and amended May 1, 1999, the former Chairman of the Board and Chief Executive Officer was paid an annual salary of $270,000 plus an annual performance bonus, and the President was paid an annual salary of $200,000 plus an annual performance bonus. Effective February 28, 2001, the former President ceased employment with the Company and the former Chairman of the Board and Chief Executive Officer changed responsibilities to Executive Vice President - Trend and Design and, pursuant to further amendments to her employment agreement, is paid an annual salary of $225,000 plus an annual performance bonus. In conjunction with the equity transaction below, the Company hired a new Chief Executive Officer at an annual salary of $450,000 plus an annual performance bonus. The new Chief Executive Officer has extensive retail experience in the area of women's specialty apparel and directs the daily operations of the Company through the executive management team. He is also a member of the board of directors.

On February 28, 2001, the Company executed a definitive agreement for the purchase by Inter-Him N.V., of which Ronald de Waal is a Managing Director, from the Company of 300,000 shares of a new Series 2001-A Preferred Stock for a total purchase price of $6 million. The purchase provided Inter-Him with special voting rights that empower it to elect a majority of the board of directors and maintain effective control over the Company. Proceeds from the sale of the preferred stock were used to repay debt under the Company's revolving credit facility, which may be re-borrowed by the Company in accordance with the terms of that facility. Excluding the preferred stock purchased in this transaction, Inter-Him owns 11.3% of the Company's outstanding shares and has been a more than 5% shareholder of the Company since 1994.

The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

  Business Segments

  The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. While some of the Company's miscellaneous operations qualify as operating segments, they are not considered material to the consolidated financial statements for the purpose of making operating decisions and do not meet the threshold for disclosure under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

  Subsequent Event (Unaudited)

On April 12, 2002, the Company amended its line of credit agreement, and this amendment was made effective as of February 2, 2002. Under this amended agreement, the Company's borrowing base is limited to $25 million and the Company must maintain a minimum tangible net worth of $15 million. Additionally, an amendment fee of $125,000 associated with this transaction will be paid $50,000 at closing with the remainder due the earlier of June 30, 2002, or upon receipt of the Company's Federal tax refunds. The new interest rate applicable to this new agreement is the prime lending rate plus one percent. Other terms of the agreement pertain to borrowing availability related to inventory levels and fixed coverage charge ratios.

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth

52 Weeks Ended February 2, 2002
Sales	$26,667	$23,346	$24,965	$29,646
Gross profit on sales	6,045	4,552	5,691	6,302
Net loss applicable to common stock	(2,215)	(2,858)	(6,922)	(3,269)
Net loss per common share:
Basic	($0.36)	($0.47)	($1.14)	($.54)
Diluted	($0.36)	($0.47)	($1.14)	($.54)

53 Weeks Ended February 3, 2001
Sales	$34,323	$28,600	$31,099	$33,462
Gross profit on sales	10,980	7,349	9,381	5,998
Net (loss) earnings	44	(1,348)	(426)	(3,186)
Net (loss) earnings per common share:
Basic	$0.01	($0.22)	($0.07)	($0.53)
Diluted	$0.01	($0.22)	($0.07)	($0.53)

52 Weeks Ended January 29, 2000
Sales	$35,300	$29,828	$32,814	$38,320
Gross profit on sales	12,080	10,518	10,341	8,186
Net (loss) earnings	531	94	(465)	(2,622)
Net (loss) earnings per common share:
Basic	$0.09	$0.02	($0.08)	($0.44)
Diluted	$0.09	$0.02	($0.08)	($0.44)